Exhibit 99.1

DATED 29 December 2006

(1)	PKF Trustees Limited, in its capacity as the Trustee for the time being of the Anubis Trust

(2)	PTR Holdings Inc.

SHARE PURCHASE AGREEMENT

Maitland Advisory
16 Windsor Place,
Dublin 2
Ireland
Tel: [+353] (01) 663 5800
www.maitlandgroup.com

	Table of Contents
1.	Interpretation	1
2.	Sale and Purchase	2
3.	Consideration	3
4.	Completion	3
5.	Further Assurance	4
6.	Default Interest	4
7.	Costs	4
8.	Trustee’s Liability	4
9.	Notices	5
10.	Process Agents
11.	Governing Law	5
12.	General	5
13.	Counterparts	6

SHARE PURCHASE AGREEMENT
for the sale and purchase
of shares in Union-Transport Holdings Inc

This agreement is made on 29 December 2006

Between
1.
PKF Trustees Limited (formerly Pannell Kerr Forster Trustee Company Limited), a company incorporated in accordance with the laws of Guernsey with registered address at Suites 13 & 15, Sarnia House, Le Truchot, St Peter Port, Guernsey, GY1 4NA, Channel Islands, in its capacity as the trustee for the time being of the Anubis Trust (“Purchaser”); and

2.
PTR Holdings Inc., a company incorporated in accordance with the laws of the British Virgin Islands with registered address at P.O Box 805, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, VG1110, British Virgin Islands (“Seller”).

Recital

The Seller agreed to sell to the Purchaser the Sale Shares (as defined in this agreement) that the Purchaser agreed to purchase on the terms set out below.

It is agreed as follows:

1.	Interpretation
	1.1	In this agreement and the Schedules hereto the following words and phrases shall, unless the contrary intention appears, have the following meanings: -
1.1.1
“Company” means Union-Transport Holdings Inc, a company incorporated in accordance with the laws of the British Virgin Islands with registered address at P.O Box 805, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, VG1110, British Virgin Islands;

		1.1.2	“Completion” means the completion of the sale and purchase of the Sale Shares in accordance with clause 4;
1.1.3
“Encumbrance” means all security interests, options, liens, mortgages, charges, pledges, assignments, hypothecations, equities, claims, powers of sale or other third party rights including rights of pre-emption of any nature whatsoever;

		1.1.4	“Sale Shares” means 31,000 (thirty one thousand) fully paid voting ordinary shares of no par value representing 6.2% of the issued share capital of the Company;

1.1.5
“Seller’s Account” means Account N° 02L/SI/010810/08 (USD) with N. M. Rothschild & Sons (C.I.) Limited, P. O. Box 58,St Julian’s Court, St. Peter Port, Guernsey, GY1 3 BP, Channel Islands, British Isles (SWIFT CODE : ROTHGGSP)or such other account the details of which are notified in writing to the Purchaser not less than five (5) days before any payment is due to be made by the Purchaser to the Seller’s Account; and

1.2	In this agreement and the Schedules hereto unless the context otherwise requires:
	1.2.1	words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa;
	1.2.2	a reference to:
		(a)	a “clause” or “Schedule” is a reference to a clause of, or Schedule to, this agreement;
		(b)	a person includes a reference to a body corporate, an unincorporated association or a partnership in that person’s legal and personal representatives and successors; and
		(c)	any statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time (whether before or after the date of this agreement).
1.2.3
When any payment falls due or any other obligation falls to be performed on a Saturday, Sunday or a day on which banks are not open for the transaction of normal business in Guernsey, Channel Islands, then such payment shall be made, or such obligation performed, on the next succeeding day on which banks are open for the transaction of normal business in Guernsey.

	1.2.4	Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2.	Sale and Purchase
2.1
The Seller will sell with full title guarantee and the Purchaser will purchase the Sale Shares with effect from Completion free from any Encumbrance together with all accrued rights and benefits attached thereto.

2.2
The Seller warrants to the Purchaser that each of the other shareholders of the Company has irrevocably waived all rights of pre-emption over the Sale Shares conferred either by statute, the Articles of Association of the Company, or other equivalent document of, or relating to, the Company.

3.	Consideration
3.1
Subject to the provisions of clause 3.2 hereof, the consideration for the sale of the Sale Shares has been based on the estimated net asset value per Sale Share in the amount of USD300 per Sale Share and will be an amount equal to USD9,300,000 payable as follows:

		3.1.1	USD2,500,000 in cash; and
3.1.2
USD6,800,000 by way of a promissory note substantially in the form of the draft marked “AA” which is attached to and incorporated by reference into this agreement, that will provide for payment on the last day of March 2007, which consideration shall be satisfied on Completion by the transfer to the Seller’s Account of USD2,500,000 for credit value the day of Completion and by the issue to the Seller of a promissory note substantially in the form of the draft attached marked “AA”.

3.2
In the event that upon completion of the annual accounts of the Company, the net asset value per Sale Share is shown by no later than 31 March 2007 to differ by more than 2% from the estimate of USD300 per Sale Share, the consideration shall be adjusted accordingly and the Purchaser shall be advised by the Seller of any shortfall payable or shall be reimbursed by the Seller with any amount of consideration overpaid within five (5) days of the end of March 2007.

4.	Completion
	4.1	Completion shall take place on the date of, and immediately after, signature of this agreement.
	4.2	At Completion:
4.2.1
the Seller shall deliver, or make available, to the Purchaser an extract of a resolution of the directors of the Company approving the registration (subject where necessary to due stamping) of the transfer of the Sale Shares to the Purchaser and shall place the Purchaser in control of the Sale Shares.

		4.2.2	the Purchaser will pay to the Seller’s Account, without deduction or set-off of any kind by same-day electronic bank transfer, the cash amount referred to in clause 3.1.

	4.3	If either party fails to comply with any of its obligations under the preceding provisions of this clause 4 on Completion (“Defaulting Party”), the other party may:
4.3.1
proceed to Completion so far as practicable but without prejudice to the rights of that party (whether under this agreement generally or under this clause) to the extent that the Defaulting Party shall not have complied with its obligations thereunder; or

4.3.2
where either party, considering in good faith the materiality or otherwise of the breach, is of the reasonable opinion that the breach is material in the context of the sale and purchase of the Sale Shares as a whole, terminate this agreement (without prejudice to any other remedy which that party may have, whether in damages or otherwise).

	4.4	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously in accordance with this agreement.
5.	Further Assurance

At any time after the date of this agreement each party shall, and shall use its best endeavours to, procure that any necessary third party shall, execute such documents and do such acts and things as the other party may reasonably require for the purpose of giving to the parties the full benefit of all the provisions of this agreement.

6.	Default Interest

If the Purchaser defaults in the payment when due of any sum payable under this agreement to the Seller (whether determined by agreement or pursuant to an order of a court or otherwise) the liability of the Purchaser shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgment) at a rate per annum of 2 per cent per annum above the US Federal Reserve Rate as varied from time to time. Such interest shall accrue from day to day.

7.	Costs

All expenses incurred by or on behalf of the parties, including all fees of agents, accountants, legal and other representatives employed by any of them in connection with the negotiation, preparation or execution of this agreement and all ancillary documentation shall be borne solely by the party who incurred the liability.

8.	Trustee’s Liability

The Purchaser enters into this agreement in its capacity as trustee of the Anubis Trust and shall be liable under this agreement only to the extent of the assets held subject to the trusts of the Anubis Trust and then only to the extent that they are unencumbered and available in the hands of the Purchaser at the date of written notification of any claim hereunder and the liability of the Purchaser shall be limited to the amount of the net assets held subject to the trusts of the Anubis Trust.

9.	Notices
9.1
A notice or other communication under or in connection with this agreement will only be effective if it is in writing and delivered personally or by commercial courier to the party or parties due to receive the notice or communication at its address set out against its name on the first page of this agreement or at such other address as the relevant party may specify by notice in writing to the other party.

9.2
Any notice or other communication will be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or delivered by commercial courier on the date of signature of the courier’s receipt.

10.	Governing Law
	10.1	The construction, validity and performance of this agreement shall be governed and construed in all respects by the laws of England.
10.2
Each of the parties irrevocably agrees and submits to the non-exclusive jurisdiction of the courts of England to hear and determine any suit, action or proceeding which may arise out of or in connection with this agreement.

11.	General
11.1
This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions.

11.2
Each party acknowledges that in entering into this agreement it has not relied on any representation, warranty, agreement, statement or other assurance (except those set out in this agreement) made by or on behalf of any party and that (in the absence of fraud) it will not have and it hereby explicitly waives any right or remedy arising out of any representation, warranty, agreement, statement or other assurance not set out in this agreement.

	11.3	No variation or agreed termination of any provision of this agreement including this sub-clause shall be of any force or effect unless in writing and signed by both parties.
11.4
This agreement shall be personal to the parties and no party shall be entitled to assign its rights or obligations under this agreement to any person without the prior written consent of the other party.

11.5
The failure to exercise or delay in exercising any right or remedy under this agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.

11.6
A person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

12.	Counterparts

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

This agreement has been entered into on the date stated at the beginning of this document.

Executed by: /s/ Ian Whitecourt	)
for and on behalf of	)
PKF Trustees Limited	)
as trustee for the time being of the Anubis Trust	)
in the presence of: /s/ Antonia Whitecourt	)

Executed by: /s/ Rory Kerr	)
for and on behalf of	)
PTR Holdings Inc.	)
in the presence of: /s/ Francis O'Harra	)

“AA”

PROMISSORY NOTE

PKF Trustees Limited (formerly Pannell Kerr Forster Trustee Company Limited), Suites 13 & 15, Sarnia House, Le Truchot, St Peter Port, Guernsey, GY1 4NA, Channel Islands 29 December 2006

Principal :	USD6,800,000
Interest to due date :	USD 91,800
Total :	USD6,891,800

FOR VALUE RECEIVED, the undersigned, PKF Trustees Limited (formerly Pannell Kerr Forster Trustee Company Limited), Suites 13 & 15, Sarnia House, Le Truchot, St Peter Port, Guernsey, GY1 4NA, Channel Islands in its capacity as Trustee for the time being of the Anubis Trust, (“the Obligor”), hereby promises to pay to PTR Holdings Inc., P.O Box 805, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, VG1110, British Virgin Islands (“the Obligee”), to Account N° 02L/SI/010810/08 (USD) with N. M. Rothschild & Sons (C.I.) Limited, P. O. Box 58,St Julian’s Court, St. Peter Port, Guernsey, GY1 3 BP, Channel Islands, British Isles (SWIFT CODE: ROTHGGSP), the principal sum of USD 6,800,000 (six million, eight hundred thousand United States Dollars) (the “Principal”) advanced to the Obligor by way of a loan, and to pay interest (calculated on the basis of a 360-day year of twelve 30-day months) on the unpaid balance of the Principal from the date hereof at the rate and in the manner hereinafter provided.

1.	Payment of Principal

1.1 The Principal shall be due and payable in full on 31 March 2007 together with interest thereon for 90 days from 30 December 2006 through 31 March 2007 in an amount of USD91,800, thus totalling USD6,891,800.

2.	Interest
The Obligor shall pay interest on the outstanding Principal amount during the term of this Promissory Note (the “Note”), at a rate equal to 5.4% per annum.
3.	Event of Default

3.1.1 In the event that a trustee, administrator or similar officer is appointed in respect of all or any part of the assets of the Obligor or distress or any form of execution is levied or enforced upon or sued out against any such assets, an Event of Default will be constituted and shall cause this Note to become due and payable upon demand made by the holder hereof.

4.	Miscellaneous

4.1 The Obligee shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder, and no waiver whatever shall be valid unless in writing signed by the Obligee, and then only to the extent therein set forth.

4.2 A waiver by the Obligee of any right or remedy under the terms of this Note on any one occasion shall not be construed as a bar to any right or remedy which the Obligee would otherwise have had on any future occasion.

5.	Applicable law

The construction, validity and performance of this agreement shall be governed and construed in all respects by the laws of England. Each of the parties irrevocably agrees and submits to the non-exclusive jurisdiction of the courts of England to hear and determine any suit, action or proceeding which may arise out of or in connection with this agreement.

/s/ Ian Whitecourt
Duly Authorised, for and on behalf
of PKF Trustees Limited (formerly
Pannell Kerr Forster Trustee Company
Limited) in its capacity as Trustee for
the time being of the Anubis Trust